Exhibit 8.2

10000 Innovation Drive Suite 250 Milwaukee, WI 53226	414 431 9300 wipfli.com

March 11, 2021

Boards of Directors

1895 Bancorp of Wisconsin, MHC

1895 Bancorp of Wisconsin, Inc., a federal corporation

1895 Bancorp of Wisconsin, Inc., a Maryland corporation

PyraMax Bank, FSB

7002 Edgerton Ave.

Greenfield, Wisconsin 53220

RE: Wisconsin Franchise and Income Tax Opinion Relating to the conversion of 1895 Bancorp of Wisconsin, MHC, a federal mutual holding company (the “Mutual Holding Company”), into the capital stock form of organization (the “Conversion”), pursuant to the Plan of Conversion and Reorganization of 1895 Bancorp of Wisconsin, MHC, (the “Plan”), and the integrated transactions

Dear Directors,

In accordance with your request, set forth below is the opinion of this firm relating to the material Wisconsin franchise and income tax consequences of the proposed conversion of 1895 Bancorp of Wisconsin, MHC, a federal mutual holding company (the “Mutual Holding Company”), into the capital stock form of organization.

For purposes of this opinion we have reviewed the applicable Wisconsin authority. We have also examined copies or drafts of such transaction-related documents as we deem appropriate, and assumed that they are correct, accurate and complete in all material respects, and that they will not be substantially modified prior to the consummation of the Reorganization. In issuing our opinion, we have relied on the written opinion regarding the federal tax treatment of the transaction prepared by Luse Gorman, PC. Our opinion assumes that the transaction constitutes two reorganizations within the meaning of Internal Revenue Code Section 368(a)(1). The first is the merger of the mutual holding company with and into the mid-tier holding company under IRC Section 368(a)(1)(A). The second is the merger of the mid-tier holding company with the new first tier stock holding company under IRC Section 368(a)(1)(F).

Facts

The mutual holding company reorganization is a series of transactions by which you will reorganize your corporate structure from your current status as a mutual holding company form of ownership to a stock holding company. The reorganization will be conducted pursuant to a plan of conversion and reorganization, (the “Plan”). Following the reorganization, PyraMax Bank, FSB will be a federal stock savings bank subsidiary of the new holding company, 1895 Bancorp of Wisconsin, Inc. (Holding Company). After the reorganization, your depositors and certain borrowers will retain liquidation rights to a liquidation account at the holding company.

In connection with the reorganization, you are offering to sell shares of common stock of 1895 Bancorp of Wisconsin, Inc. The stockholders of the new Holding Company will be the former Minority Stockholders of the Mid-Tier Holding Company immediately prior to the Conversion, plus those persons who purchase shares of Holding Company Common Stock in the offering.

Discussion of Relevant Wisconsin Income Tax Issues

Wis. Stat. Section 71.26(2)(a) defines “net income” of a corporation as gross income computed under the “Internal Revenue Code” as modified by 71.26(3). Net income is further modified for addbacks of credits and related subtraction items which, based on the facts provided, are not relevant to our analysis.

For tax years beginning after December 31, 2017, pursuant to Wis. Stat. Section 71.22(4)(l)(1), “Internal Revenue Code” is defined as the federal Internal Revenue Code as amended to December 31, 2017 with exceptions specifically enumerated in the statute. Changes to the federal internal revenue code after December 31, 2017 do not apply unless specifically adopted within Wis. Stat. Section 71.22(4)(l)3, such as certain provisions of the CARES Act and the Consolidated Appropriations Act (CAA) of 2021.

Opinion

Wisconsin does not modify or exclude the provisions of Internal Revenue Code Section 368(a)(1)(A) or (F). Therefore, provided the transactions constitute tax-free reorganizations within the meaning of Code Section 368(a)(1)(A) and (F), Wisconsin will conform to the federal income tax treatment of the transactions (as tax-free reorganizations).

Scope of Opinion

The scope of this opinion is expressly limited to the Wisconsin franchise and income tax consequences of the proposed transaction in connection with the representations and assumptions stated above.

Our opinion, as stated above, is based upon the analysis of the Wisconsin income tax statutes and administrative code, current administrative rulings, notices and procedures, and court decisions. Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time and such change may be retroactively effective. If so, our views as set forth may be affected and may not be relied upon. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof. Further, any variation or differences in facts or representations recited herein, for any reason, could affect our conclusions, possibly in an adverse manner, and make them inapplicable.

This letter represents our views as to interpretation of existing law and, accordingly, no assurance can be given that the Wisconsin Department of Revenue upon audit will agree with the above analysis.

Sincerely,

Wipfli, LLP